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                                                                    EXHIBIT 99.1


Qiao Xing Universal Telephone Completes Acquisition of CEC Telecom Ltd. Acquisition to Accelerate Company's Ongoing Penetration of China's Wireless Market

GUANGDONG, China and LOS ANGELES--(BUSINESS WIRE)--May 20, 2002--Qiao Xing Universal Telephone (Nasdaq:XING - News), the second largest telephone manufacturer in China, today announced that it has completed its previously announced acquisition of a 65% stake in CEC Telecom Ltd. (CECT)
(www.cectelecom.com). The Company expects to complete standard legal procedures, including the transfer of shares and new company registration shortly.

CECT is a former subsidiary of China's largest State-owned electronics and information industry group company, China Electronics Corporation. It is one of only nine companies in China that possess both GSM and CDMA licenses.

CECT's Strong Balance Sheet

According to CECT's most recent audited annual report, the company's total assets are $40 million with zero long-term debt, only $4 million in short-term liabilities and $30 million in cash and cash equivalents.

Mr. Jie Shi, Acting Chief Financial Officer of Qiao Xing, said, "CECT's outstanding balance sheet has enabled us to complete this acquisition without negatively impacting Qiao Xing's debt service and gearing ratios. In addition, due to CECT's $30 million in cash and cash equivalents, we will not have a need for additional working capital in the CECT operation."

Said Qiao Xing Universal Telephone, Inc. Chairman Rui Lin Wu, "We are very pleased to announce our successful acquisition of CEC Telecom. Following the acquisition, we expect to further utilize our advantageous resources in government policy supports, technology, operational capital and marketing network. We expect these resources will position us as the industry leader in a market with annual growth rate of 60 million new users a year. In order to achieve our target of 1.2 million sets in sales volume and $200 to $250 million in net sales for year 2002, we will shortly launch a large and aggressive marketing campaign across China. We believe this acquisition has taken Qiao Xing into a new era of growth and profitability."

To be added to Qiao Xing's investor e-mail and fax lists, please contact Haris Tajyar of Investor Relations International at htajyar@irintl.com.

About Qiao Xing Universal Telephone

Qiao Xing Universal Telephone, Inc. currently makes 165 models of corded telephones and 25 cordless models. Its extensive sales network includes 1,350 retail store locations throughout China. In August 1995, the company became the first telephone manufacturer in China to receive the ISO 9001 Quality System Accreditation award.

This press release contains "forward-looking statements" regarding future business opportunities and activities. Such forward-looking information involves risks and uncertainties that include, but are not limited to, those relating to economic, political, legal and social conditions in the People's Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global economic conditions.